SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                               GlycoGenesys, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    37989P10
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 30, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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





--------------------------------------------------------------------------------
CUSIP No.  37989P10
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      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               13,503,978
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         13,503,978
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,503,978
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.4%
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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




--------------------------------------------------------------------------------
CUSIP No.  37989P10
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan International Services, Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               13,503,978
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         13,503,978
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,503,978
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.4%
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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



Item 1. Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

          This Amendment No. 1 amends Schedule 13D filed with the Securities and Exchange Commission on January 22, 2004 by Elan Corporation, plc, an Irish public limited company ("Elan"), and its direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted limited liability company ("EIS"), with respect to the common stock, $0.01 par value (the "Common Stock"), of GlycoGenesys, Inc. (the "Issuer"), a Nevada corporation whose principal offices are located at Park Square Building, 31 St. James Avenue, 8th Floor, Boston, Massachusetts 02116.

Item 2.  Identity and Background.

     Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

          This Schedule 13D is filed by Elan and EIS. Elan's principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, Bermuda FL 04. EIS is an investment and holding company.

          Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan and EIS.

          During the last five years, neither Elan, EIS nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of February 2, 2004, Elan (indirectly) and EIS (directly) each beneficially owned 13,503,978 shares of Common Stock, representing 22.4% of the outstanding shares of Common Stock (based on 49,636,397 shares of Common Stock outstanding on January 15, 2004 plus 10,760,072 shares issuable upon exercise or conversion of the Warrants, the Series A Preferred Stock, Series B Preferred Stock, including 398,109 shares issuable upon conversion of accrued but unpaid dividends on the Series B Preferred Stock as of February 2, 2004, and the Series C Preferred Stock).

     (b) As of February 2, 2004, each of Elan and EIS has the shared voting and dispositive power over 13,503,978 shares of Common Stock. Neither Elan nor EIS has sole voting or dispositive power over shares of Common Stock.



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

     (c) From January 27, 2004 through February 2, 2004 EIS sold an aggregate of 702,600 shares of Common Stock in open market transactions as listed below:


       Date of Sale              Amount             Price Per Share
       ------------              ------             ---------------

         1/27/04                   200                  $1.43
         1/27/04                  1,500                 $1.421
         1/27/04                 22,100                 $1.42
         1/27/04                  1,000                 $1.411
         1/27/04                  9,000                 $1.41
         1/27/04                 19,100                 $1.40
         1/27/04                  5,000                 $1.391
         1/27/04                 18,600                 $1.39
         1/27/04                  3,100                 $1.381
         1/27/04                 23,900                 $1.38
         1/27/04                   700                  $1.371
         1/27/04                 21,400                 $1.37
         1/28/04                 37,600                 $1.43
         1/28/04                 15,900                 $1.41
         1/28/04                  2,000                 $1.402
         1/28/04                 24,500                 $1.40
         1/28/04                   300                  $1.39
         1/28/04                 20,000                 $1.38
         1/28/04                  3,200                 $1.36
         1/29/04                   300                  $1.38
         1/29/04                  1,000                 $1.352
         1/29/04                  6,700                 $1.35
         1/29/04                  5,100                 $1.34
         1/29/04                  5,500                 $1.33
         1/29/04                  3,500                 $1.32
         1/29/04                  2,500                 $1.315
         1/29/04                 13,500                 $1.31
         1/29/04                 221,900                $1.30
         1/30/04                 16,000                 $1.31
         1/30/04                  1,500                 $1.301
         1/30/04                 196,000                $1.30


     (d) Not applicable.

     (e) Not applicable.




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



SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2004



                              ELAN CORPORATION, PLC



                              By:  /s/ William F. Daniel
                                   ------------------------------------
                                   Name:  William F. Daniel
                                   Title:    Executive Vice President
                                             and Secretary


Dated:  February 3, 2004



                              ELAN INTERNATIONAL SERVICES, LTD.



                              By:  /s/ Kevin Insley
                                   -------------------------------
                                   Name:  Kevin Insley
                                   Title:    President and Chief
                                             Financial Officer

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.



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

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths, Bermuda FL 04, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths, Bermuda FL 04, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.






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                             JOINT FILING AGREEMENT


     The undersigned hereby agree that the statement on Amendment No. 1 to
Schedule 13D with respect to the Common Stock of GlycoGenesys, Inc., dated as February 3, 2004, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Dated:   February 3, 2004
                                ELAN CORPORATION, PLC


                                By: /s/ William F. Daniel
                                    -----------------------------------
                                    Name:  William F. Daniel
                                    Title:    Executive Vice President
                                              and Secretary

Dated:   February 3, 2004
                                ELAN INTERNATIONAL SERVICES, LTD.


                                By: /s/ Kevin Insley
                                    -----------------------------------
                                    Name:  Kevin Insley
                                    Title:    President and Chief
                                              Financial Officer



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